John McIlvery
Partner
Voice/Fax	818.444.4502
Mobile	626.704.0758
E-Mail	jmcilvery@stubbsalderton.com

September 3, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549
Attn: Matthew Derby, Staff Attorney

Re:	Interlink Electronics Inc. Responses to Staff Comments of August 27, 2020 with respect to: Registration Statement on Form 10 Filed August 4, 2020 File No. 000-21858

Ladies and Gentlemen:

On behalf of Interlink Electronics Inc. (the “Company”), we have enclosed for filing the Company’s Amendment No. 1 (the “Amendment No. 1”) to Registration Statement on Form 10 (the “Registration Statement”).

In addition to filing Amendment No. 1, we hereby provide the following responses in reply to the comment letter dated August 27, 2020 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Registration Statement on Form 10

Special Note Regarding Forward Looking Statements, page 3

1.

Please note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 21E of the Securities Exchange Act of 1934. Please delete all references to the safe harbor provided by the Private Securities Litigation Reform Act in your offering document.

The Company has deleted all references in Amendment No. 1 to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act in response to the Staff’s comment.

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

Securities and Exchange Commission Division of Corporation Finance September 3, 2020 Page 2

Business, page 5

2.

We note that your top three customers accounted for 37%, 10% and 10% of your revenue, respectively in 2019. Please revise to disclose the material terms of your agreements with these customers, including the identity of the customers. In addition, provide appropriate risk factor disclosure regarding customer concentration. Refer to Item 101(c)(vii) of Regulation S-K.

The Company’s business is not dependent on customer contracts, including contracts with any of those customers that represented at least 10% of the Company’s revenue for 2019. As a supplier of parts, from time to time the Company is party to vendor contracts with certain of its customers that provide general terms and conditions of sale. These contracts, however, do not impose material binding obligations on the Company or provide the Company with any material rights or benefits. Rather, these contracts govern the terms and conditions of sale, if and to the extent sales occur pursuant to separate purchase orders from the customer. For these reasons, the Company has omitted disclosure of the material terms of any agreements with its customers, including the identity of its top three customers. The Company has provided additional disclosure about the nature of its contractual relationships with customers under the heading “Business – Our Customers”, on page 10 of Amendment No. 1.

The Company also has included additional risk factor disclosure regarding customer concentration in response to the Staff’s comment. The revised risk factor disclosure appears on page 13 of Amendment No. 1.

3.	Please provide support for your statement that Interlink has been a leader in the printed electronics industry for over 30 years.

The Company was founded in 1985 to commercialize its patented Force-Sensing Resistor (“FSR®”) technology, a novel invention that paved the way for industry-wide adoption of force sensing technologies. Since its invention of FSR, the Company has produced 100’s of millions of these printed sensors. The Company has continued to lead its industry with many technological advances using the Company’s printed electronics expertise, including the following notable achievements that substantiate its leadership position:

●	the Company introduced its resistive touchpads into the Sony Vaio PCG-505G in 1998;

●	in the early 2000’s, the Company created a completely new business category using its printed electronics capabilities to introduce electronic signature capture;

Securities and Exchange Commission Division of Corporation Finance September 3, 2020 Page 3

●	the Company was the first to combine printed electroluminescent technology with force sensors to create a unique human machine interface for Pantech mobile phones;

●	the Company was the first to combine FSR technology with a traditional dome switch array in a 5-way navigation key for Samsung mobile phones;

●	the Company was the first to introduce a surface mountable FSR product with its MicroNav 360 technology;

●	the Company was the first to introduce a complete FSR keypad into a mobile phone application;

●	the Company was the first to combine resistive, capacitive and electronic haptic feedback in a mobile phone application for Blackberry;

●	the Company was the first to introduce an antimicrobial touchpad solution; and

●	the Company was the first to introduce printed piezoelectric sensing into an automotive application.

The Company believes that its many technological advancements in printed electronics over the past 30 plus years support its statement that the Company is a leader in the printed electronics industry.

Our Customers, page 9

4.	We note that 49% of your revenues for 2019 came from international sources. Please identify the countries from where you generated a material amount of revenue.

The Company has revised the disclosure under the heading “Business – Our Customers”, on page 10 of Amendment No. 1 to disclose those countries that contributed more than 10% of revenues in 2019.

Manufacturing Operations and Principal Suppliers, page 10

5.

We note that you source certain components from a single supplier. Please expand your discussion to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. To the extent you are substantially dependent on any suppliers, please file any agreements as exhibits.

The Company does purchase some of the materials used in its products from a single-supplier; however, equivalent materials are available from other sources or can be produced by the Company, and the Company does not believe it is substantially dependent on any suppliers. The Company uses single-source suppliers in part due to the qualification testing and approval requirements of the Company’s customers, which includes approval of the materials used in a customer’s product. A change in supplier, or the use of multiple suppliers of the same materials, often would necessitate additional qualification testing and approval by customers, which the Company seeks to avoid unless and until the need arises. The Company does not have any contracts with suppliers that impose material binding obligations on the Company or provide the Company with any material rights or benefits.

Securities and Exchange Commission Division of Corporation Finance September 3, 2020 Page 4

The Company has expanded its discussion of the sources and availability of raw materials, including by providing the names of principal suppliers, under the heading “Business – Manufacturing Operations and Principal Suppliers”, on page 10 of Amendment No. 1.

Executive Officer Employment Letters, page 36

6.	Please disclose the material terms of the employment agreement with Raymond Li.

Mr. Raymond Li is no longer employed by the Company, effective August 18, 2020. The Company has deleted all references to Mr. Li’s employment throughout Amendment No. 1.

General

7.	Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

The Company has updated its financial statements in Amendment No. 1 to comply with the requirements of Rule 8-08 of Regulation S-X in response to the Staff’s comment.

* * * * *

Securities and Exchange Commission Division of Corporation Finance September 3, 2020 Page 5

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please contact the undersigned.

Very truly yours,

/s/ John McIlvery

John McIlvery

cc:     Steven N. Bronson